2/28

Follow-Up
Materials

[redacted]

08002756

# MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY
ADDRESS:

PROCESSED
MAY 28 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00005 FISCAL YEAR:

(03/94)

083-00005

RECEIVED
2008 MAY 20 P 1:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# INTERNATIONAL FINANCE CORPORATION

SEC Mail
Mail Processing
Section
MAY 15 2008
Washington, DC
109

# Consolidated Condensed Quarterly Financial Statements March 31, 2008 (Unaudited)

# CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

March 31, 2008 (unaudited)

## Contents

INTERNATIONAL FINANCE CORPORATION

# CONSOLIDATED CONDENSED BALANCE SHEETS

as of March 31, 2008 (unaudited) and June 30, 2007 (unaudited)

(US$ millions)

| | March 31 | June 30 (As restated) |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 386 | $ 382 |
| Time deposits | 9,582 | 4,979 |
| Trading securities - Note L | 12,017 | 14,297 |
| Securities purchased under resale agreements | 393 | 230 |
| Investments - Note C, L | | |
| Loans ($24 - March 31, 2008 and $0 - June 30, 2007 at fair value) (net of reserves against losses of $818 - March 31, 2008 and $832 - June 30, 2007) | 13,495 | 11,818 |
| Equity investments ($5,252 - March 31, 2008 and $0 - June 30, 2007 at fair value) | 7,676 | 3,245 |
| Debt securities | 1,566 | 733 |
| Total investments | 22,737 | 15,796 |
| Derivative assets - Note L | 2,084 | 1,151 |
| Receivables and other assets | 4,638 | 3,764 |
| **Total assets** | $ 51,837 | $ 40,599 |
| **Liabilities and capital** | | |
| Liabilities | | |
| Securities sold under repurchase agreements and payable for cash collateral received | $ 6,083 | $ 4,973 |
| Borrowings outstanding - Note L | | |
| From market sources ($19,219 - March 31, 2008 and $0 - June 30, 2007 at fair value) | 19,625 | 15,817 |
| From International Bank for Reconstruction and Development | 54 | 62 |
| Total borrowings | 19,679 | 15,879 |
| Derivative liabilities - Note L | 1,513 | 1,285 |
| Payables and other liabilities | 5,788 | 4,445 |
| Total liabilities | 33,063 | 26,582 |
| Capital | | |
| Capital stock, authorized 2,450,000 shares of $1,000 par value each | | |
| Subscribed | 2,366 | 2,366 |
| Less: Portion not yet paid | (1) | (1) |
| Total capital stock | 2,365 | 2,365 |
| Accumulated other comprehensive income | 3,488 | 442 |
| Retained earnings | 12,921 | 11,210 |
| Total capital | 18,774 | 14,017 |
| **Total liabilities and capital** | $ 51,837 | $ 40,599 |

The notes to consolidated condensed financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

# CONSOLIDATED CONDENSED INCOME STATEMENTS

for each of the three and nine months ended March 31, 2008 (unaudited) and March 31, 2007 (unaudited)

(US$ millions)

| | Three months ended March 31, 2008 | Three months ended March 31, 2007 (As restated) | Nine months ended March 31, 2008 | Nine months ended March 31, 2007 (As restated) |
|---|---|---|---|---|
| Interest and financial fees from loans and debt securities | $ 276 | $ 266 | $ 869 | $ 799 |
| Income from liquid asset trading activities - Note B | 116 | 202 | 604 | 559 |
| Charges on borrowings | (202) | (201) | (622) | (601) |
| Income from equity investments - Note E | 208 | 240 | 1,183 | 1,997 |
| (Provision for) release of provision for losses on loans and guarantees - Note C | (8) | 22 | (9) | 51 |
| **Income from loans, equity investments, debt securities and liquid asset trading activities, after (provision for) release of provision for losses on loans and guarantees** | 390 | 529 | 2,025 | 2,805 |
| **Other income** | | | | |
| Service fees | 13 | 9 | 42 | 30 |
| Other | 16 | 14 | 42 | 34 |
| **Total other income** | 29 | 23 | 84 | 64 |
| **Other expenses** | | | | |
| Administrative expenses | 153 | 120 | 439 | 363 |
| Expense from pension and other postretirement benefit plans | - | 3 | - | 10 |
| Foreign currency transaction losses (gains) on non-trading activities | (26) | 2 | 27 | (1) |
| Other | (2) | 1 | 4 | 3 |
| **Total other expenses** | 125 | 126 | 470 | 375 |
| **Income before expenditures for advisory services, expenditures for performance-based grants, grants to IDA and net gains (losses) on other non-trading financial instruments accounted for at fair value** | 294 | 426 | 1,639 | 2,494 |
| Expenditures for advisory services - Note H | (17) | (20) | (65) | (59) |
| Expenditures for performance-based grants - Note H | - | - | (1) | - |
| Grants to IDA - Note H | (500) | (150) | (500) | (150) |
| **Income (loss) before net gains (losses) on other non-trading financial instruments accounted for at fair value** | (223) | 256 | 1,073 | 2,285 |
| Net gains (losses) on other non-trading financial instruments accounted for at fair value - Note F | 174 | 7 | 203 | (32) |
| **Net income (loss)** | $ (49) | $ 283 | $ 1,276 | $ 2,253 |

The notes to consolidated condensed financial statements are an integral part of these statements.

# CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and nine months ended March 31, 2008 (unaudited) and March 31, 2007 (unaudited)

(US$ millions)

| | Three months ended March 31, | | Nine months ended March 31, | |
|---|---|---|---|---|
| | 2008 | 2007 (As restated) | 2008 | 2007 (As restated) |
| **Net income (loss)** | $ (49) | $ 263 | $ 1,276 | $ 2,253 |
| **Other comprehensive income (loss)** | | | | |
| Unrealized gains (losses) on debt securities accounted for as available-for-sale | (16) | 33 | 22 | 51 |
| Unrealized gains (losses) on equity investments accounted for as available-for-sale | (844) | - | 99 | - |
| Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans | 1 | - | 2 | - |
| Translation adjustments on investments accounted for under the equity method | - | 1 | - | 3 |
| **Total comprehensive income (loss)** | $ (908) | $ 297 | $ 1,399 | $ 2,307 |

The notes to consolidated condensed financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

# CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN CAPITAL

for each of the nine months ended March 31, 2008 (unaudited) and March 31, 2007 (unaudited)

(US$ millions)

| | Retained earnings | | | | | |
|---|---|---|---|---|---|---|
| | Undesignated (As restated) | Designated (As restated) | Total (As restated) | Accumulated other comprehensive income (As restated) | Capital stock [1] (As restated) | Total capital (As restated) |
| **At June 30, 2007** | $ 10,604 | $ 606 | $ 11,210 | $ 442 | $ 2,365 | $ 14,017 |
| Cumulative effect of adoption of SFAS No. 157 - Note L | | | | 2,925 | | 2,925 |
| Cumulative effect of adoption of SFAS No. 159 - Note L | 435 | | 435 | (2) | | 433 |
| **At June 30, 2007 after cumulative effect adjustments** | $ 11,039 | $ 606 | $ 11,645 | $ 3,365 | $ 2,365 | $ 17,375 |
| **Nine months ended March 31, 2008** | | | | | | |
| Net income | 1,276 | | 1,276 | | | 1,276 |
| Other comprehensive income | | | | 123 | | 123 |
| Expenditures against designated retained earnings - Note H | 566 | (566) | - | | | - |
| Designations of retained earnings - Note H | (870) | 870 | - | | | - |
| **At March 31, 2008** | $ 12,011 | $ 910 | $ 12,921 | $ 3,488 | $ 2,365 | $ 18,774 |
| | | | | | | |
| **At June 30, 2006** | $ 7,868 | $ 852 | $ 8,720 | $ 57 | $ 2,364 | $ 11,141 |
| **Nine months ended March 31, 2007** | | | | | | |
| Net income | 2,253 | | 2,253 | | | 2,253 |
| Other comprehensive income | | | | 54 | 1 | 55 |
| Expenditures against designated retained earnings - Note H | 209 | (209) | - | | | - |
| **At March 31, 2007** | $ 10,330 | $ 643 | $ 10,973 | $ 111 | $ 2,365 | $ 13,449 |

[1] Capital stock includes payments received on account of pending subscriptions.

The notes to consolidated condensed financial statements are an integral part of these statements.

# CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

for the nine months ended March 31, 2008 (unaudited) and March 31, 2007 (unaudited)

(US$ millions)

| | 2008 | 2007 (As restated) |
|---|---|---|
| **Cash flows from loans, equity and debt security investment activities** | | |
| Loan disbursements | $ (3,390) | $ (3,517) |
| Equity disbursements | (1,243) | (571) |
| Investments in debt securities | (856) | (246) |
| Loan repayments | 1,975 | 1,792 |
| Equity redemptions | 15 | 1 |
| Debt securities repayments | 2 | 3 |
| Sales of loans | 29 | - |
| Sales of equity investments | 1,086 | 2,211 |
| Sales of debt securities | 72 | - |
| **Net cash used in investing activities** | (2,310) | (327) |
| **Cash flows from financing activities** | | |
| Drawdown of borrowings | 4,253 | 1,297 |
| Repayment of borrowings | (1,251) | (1,130) |
| Capital subscriptions | - | 1 |
| **Net cash provided by financing activities** | 3,002 | 168 |
| **Cash flows from operating activities** | | |
| Net income | 1,276 | 2,253 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Realized capital gains on equity sales | (843) | (1,760) |
| Unrealized gains on equity investments | (142) | - |
| Income from investments accounted for under the equity method | - | 4 |
| Equity investment impairment write-downs | 84 | 32 |
| Provision for (release of provision for) losses on loans and guarantees | 9 | (51) |
| Foreign currency transaction losses (gains) on non-trading activities | 27 | (1) |
| Net losses (gains) on other non-trading financial instruments accounted for at fair value | (203) | 32 |
| Change in accrued income on loans, time deposits and securities | (90) | (5) |
| Change in payables and other liabilities | 1,423 | 1,180 |
| Change in receivables and other assets | (760) | (802) |
| Change in trading securities and securities purchased and sold under resale and repurchase agreements | 3,136 | 106 |
| **Net cash provided by operating activities** | 3,917 | 968 |
| Change in cash and cash equivalents | 4,609 | 809 |
| Effect of exchange rate changes on cash and cash equivalents | (2) | (20) |
| Net change in cash and cash equivalents | 4,607 | 789 |
| Beginning cash and cash equivalents | 5,361 | 3,118 |
| **Ending cash and cash equivalents** | $ 9,968 | $ 3,907 |
| **Composition of cash and cash equivalents** | | |
| Cash and due from banks | $ 386 | $ 297 |
| Time deposits | 9,582 | 3,610 |
| **Total cash and cash equivalents** | $ 9,968 | $ 3,907 |
| **Supplemental disclosure** | | |
| Change in ending balances resulting from exchange rate fluctuations: | | |
| Loans outstanding | $ (435) | $ (161) |
| Borrowings | 1,055 | 263 |
| Charges on borrowings paid, net | 582 | 560 |

The notes to consolidated condensed financial statements are an integral part of these statements.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**PURPOSE**

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

**NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES**

The consolidated condensed financial statements include the financial statements of IFC and two variable interest entities (VIEs) (see Note K). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP).

**Consolidated condensed financial statements presentation** – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The consolidated condensed financial statements are presented in a manner consistent with IFC's audited consolidated financial statements as of and for the year ended June 30, 2007 and, in the opinion of the management, all adjustments (consisting generally of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The consolidated condensed balance sheet as of June 30, 2007, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in IFC's Annual Report for the fiscal year ended June 30, 2007.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2008.

**Use of estimates** – The preparation of the consolidated condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied. See Note L for more information on IFC's use of fair value measurements.

**Fair Value Option and Fair Value Measurements** – IFC adopted the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* (SFAS No. 159 or the Fair Value Option) as of July 1, 2007 and elected to apply the Fair Value Option to the following financial assets and financial liabilities existing at the time of adoption and entered into during the three and nine months ended March 31, 2008:

(i) direct equity investments in which IFC has significant influence and loans to such investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

The reasons for electing the Fair Value Option for these financial assets and financial liabilities and more information about the adoption of SFAS No. 159 are discussed in more detail in Note L.

IFC also adopted SFAS No. 157, *Fair Value Measurements (SFAS No. 157)* effective July 1, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. Pursuant to the adoption of SFAS No. 157, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income. Further disclosures of fair value measurements are provided in Note L.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**Translation of currencies** – Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at March 31, 2008 and June 30, 2007. Disbursed equity investments, other than those accounted for at fair value are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

**Loans** – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees. Effective July 1, 2007, certain loans are carried at fair value in accordance with the Fair Value Option as noted above (Note L).

IFC enters into loans with income participation, prepayment and conversion features; these features are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts.

**Revenue recognition on loans** – Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, IFC began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized as income when received. The net of loan origination fees and loan origination costs was considered insignificant. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated condensed balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated condensed balance sheet.

**Reserve against losses on loans** – IFC recognizes impairment on loans not carried at fair value in the consolidated condensed balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the expected losses over a three-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

**Equity investments** – IFC invests for current income, capital appreciation, developmental impact, or all three; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLP and LLC, and/or as an investor in a private equity fund.

**Revenue recognition on equity investments** – Effective July 1, 2007, equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with SFAS No. 115, *Accounting for certain Investments in Debt and Equity Securities.* As noted above under "Fair Value Option and Fair Value Measurements", also effective July 1, 2007, direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Prior to July 1, 2007, IFC's investments in companies where it had significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts were accounted for under the equity method.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the consolidated condensed income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

**Impairment of equity investments** – Equity investments accounted for at cost less impairment are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

**Debt securities** – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated condensed balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Interest on debt securities is included in interest and financial fees from loans and debt securities on the consolidated condensed income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

**Guarantees** – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated condensed balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated condensed balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

**Designations of retained earnings** – Beginning in the year ended June 30, 2004, IFC established funding mechanisms for specific purposes through designations of retained earnings. In the year ended June 30, 2005, IFC established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, IFC also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated condensed income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its consolidated condensed balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's consolidated

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

condensed balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

**Liquid asset portfolio** – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the consolidated condensed statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

**Repurchase and resale agreements** – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

**Borrowings** – To diversify its access to funding and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Effective July 1, 2007, substantially all borrowings are carried at fair vale under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value on the consolidated condensed income statement

Prior to July 1, 2007, where borrowings were part of a designated hedging relationship employing derivative instruments, the carrying amount was adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks were reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated condensed income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings. All other borrowings were recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts.

**Risk management and use of derivative instruments** – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the consolidated condensed balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated condensed balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio management activities are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Prior to July 1, 2007, subject to certain specific qualifying conditions in SFAS No. 133, as amended, a derivative instrument may have been designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument were reported in net gains and losses on other non-trading financial instruments accounted for at fair value, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on derivative instruments not in the liquid asset portfolio and not qualifying as a hedge were reported in net gains and losses on other non-trading financial instruments accounted for at fair value.

Prior to July 1, 2007, IFC designated certain hedging relationships in its borrowing activities as fair value hedges. IFC generally matched the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument differed. The resulting ineffectiveness calculated for such relationships was recorded in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated condensed income statement.

IFC has not designated any hedging relationships as cash flow hedges and subsequent to June 30, 2007, IFC has not designated any hedging relationships as fair value hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

*Lending activities* IFC's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate hedging relationships for all lending-related derivatives.

*Client risk management activities* IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Fees and spreads charged on these transactions are recorded in other fees in the consolidated condensed income statement on an accrual basis.

*Borrowing activities* IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. Prior to July 1, 2007 IFC designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There were a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationships were designated. Effective July 1, 2007, IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of the borrowings, carried at fair value, and the matching derivatives are both recognized in earnings as those changes occur. Subsequent to June 30, 2007, these items are no longer designated as hedges.

*Liquid asset portfolio management activities* IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid assets. Prior to July 1, 2007, no hedging relationships had been designated.

*Asset and liability management* In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

**Loan participations** – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated condensed balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated condensed balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated condensed balance sheet.

**Pension and other postretirement benefits** – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated condensed income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

**Variable Interest Entities** – In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated condensed financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note K provides further details regarding IFC's variable interests in VIEs.

**Accounting and financial reporting developments** – During the year ended June 30, 2006, IFC changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, IFC began amortizing loan origination fees and costs on an effective yield basis.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The adoption of SFAS No. 155 and SFAS No. 156 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (SFAS No. 158). SFAS No. 158 requires employers to recognize on their balance sheet the funded status of their defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligations, and to recognize as part of Other Comprehensive Income the gains and losses and prior service costs or credits that arise during the period to the extent they are not recognized as components of the net periodic benefit cost. Additionally, upon adoption, SFAS No. 158 requires the unrecognized net actuarial gain or loss and the unrecognized prior service cost to be recognized in Accumulated Other Comprehensive Income and that these amounts be adjusted as they are subsequently recognized as components of net periodic benefit cost, based upon the current amortization and recognition requirements of SFAS No. 87, *Employers' Accounting for Pensions* (SFAS No. 87) and SFAS No. 106, *Employers' Accounting for Postretirement Benefits* (SFAS No. 106). SFAS No. 158 was adopted in IFC's consolidated financial statements as of June 30, 2007.

In November 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 06-9, *Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee* (EITF 06-9). EITF 06-9 is effective for IFC beginning on January 31, 2007. The adoption of EITF No. 06-9 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In June 2007, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 07-1 (SOP No 07-1), *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies*. SOP No. 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide for Investment Companies (the Guide). Investment Companies that are within the scope of the Guide report investments at fair value. On October 17, 2007, FASB decided to defer indefinitely the effective date of SOP No. 07-1. IFC continues to evaluate the provisions of SOP No. 07-1.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) replaces SFAS No. 141, *Business Combination*, but retains its fundamental requirement that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. Among other things, SFAS No. 141(R) requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date measured at their fair values, with limited exceptions. SFAS No. 141(R) requires acquisition related costs

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

to be recognized separately from the acquisition. Acquirers in a step acquisition must recognize the identifiable assets and liabilities, as well as the full amount of the non-controlling interests in the acquiree, at the full amounts of their fair value under SFAS No. 141(R). SFAS No. 141(R) is effective prospectively to business combinations/acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (which would be the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 151* (SFAS No. 160). SFAS No. 160 clarifies that non-controlling interests in a consolidated entity should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest and disclosure on the consolidated statement of income of the amounts of income attributable to the parent and to the non-controlling interest. SFAS No. 160 clarifies that *all* changes in a parent's ownership interest that do not result in loss of control are equity transactions and requires that a parent recognize gain or loss when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (which would be the year ended June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161 requires enhanced disclosures about derivatives and hedging activities to enable a better understanding of their effects on the reporting entity's financial position, financial performance, and cash flows. It is effective for fiscal years and interim periods beginning after November 15, 2008, which would be the year ending June 30, 2010 for IFC.

In addition, during the nine months ended March 31, 2008, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and Accounting Principles Board (APB) Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

## NOTE B – INCOME FROM LIQUID ASSET PORTFOLIO

Income from the liquid asset trading portfolio for the three and nine months ended March 31, 2008 and 2007 comprise (US$ millions):

| | Three months ended March 31, | | Nine months ended March 31, | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Interest income | 159 | 181 | 509 | 504 |
| Net gains (losses) on trading activities: | | | | |
| Realized | 113 | 47 | 134 | 56 |
| Unrealized | (119) | (26) | (22) | (2) |
| Net gains (losses) on trading activities | (6) | 21 | 112 | 54 |
| Foreign currency transaction (losses) gains | (37) | - | (17) | 1 |
| **Total income from liquid asset portfolio** | $ 116 | $ 202 | $ 604 | $ 559 |

## NOTE C – INVESTMENTS

Investments at March 31, 2008 and June 30, 2007 comprise of the following (US$ millions):

| | March 31, 2008 | June 30, 2007 |
|---|---|---|
| Loans | | |
| Loans at amortized cost | $ 14,289 | $ 12,650 |
| Less: Reserve against losses on loans | (818) | (832) |
| Net loans | 13,471 | 11,818 |
| Loans at fair value (outstanding principal balance $25 - March 31, 2008, $0 - June 30, 2007) | 24 | - |
| Total Loans | 13,495 | 11,818 |
| Equity investments | | |
| Equity investments at cost less impairment | 2,424 | 2,699 |
| Equity method investments (cost $0 - March 31, 2008, $268 - June 30, 2007) | | 546 |
| Equity investments accounted for at fair value as available-for-sale (cost $1,167 - March 31, 2008, $0 - June 30, 2007) | 4,144 | - |
| Equity investments accounted for at fair value in accordance with the Fair Value Option (cost $478 - March 31, 2008, $0 - June 30, 2007) | 1,108 | - |
| Total equity investments | 7,676 | 3,245 |
| Debt securities | | |
| Debt securities at fair value (amortized cost $1,404 - March 31, 2008, $562 - June 30, 2007) | 1,566 | 733 |
| **Total Investments** | $ 22,737 | $ 15,796 |

Loans on which the accrual of interest has been discontinued amounted to $408 million at March 31, 2008 ($378 million - June 30, 2007). Interest income not recognized on nonaccruing loans during the three months ended March 31, 2008 totaled $19 million ($12 million - three months ended March 31, 2007) and $61 million during the nine months ended March 31, 2008 ($59 million - nine months ended March 31, 2007). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended March 31, 2008 was $4 million ($2 million - three months ended March 31, 2007) and $11 million during the nine months ended March 31, 2008 ($15 million - nine months ended March 31, 2007).

Changes in the reserve against losses on loans for the nine months ended March 31, 2008 and the year ended June 30, 2007 are summarized below (US$ millions):

| | Nine months ended March 31, 2008 | Year ended June 30, 2007 |
|---|---|---|
| Beginning balance | $ 832 | $ 898 |
| Provision for (release of provision for) losses on loans | 6 | (41) |
| Write-offs | (43) | (39) |
| Recoveries of previously written-off loans | 3 | 3 |
| Foreign currency transaction losses | 24 | 13 |
| Other adjustments | (4) | (2) |
| **Ending balance** | $ 818 | $ 832 |

Provision for (release of provision for) losses on loans and guarantees in the consolidated condensed income statement for the three months ended March 31, 2008 includes a $2 million charge to income in respect of guarantees ($5 million charge to income - three months ended March 31, 2007) and a $3 million charge to income for the nine months ended March 31, 2008 ($8 million charge to income - nine months ended March 31, 2007). At March 31, 2008 the accumulated reserve for losses on guarantees, included in the consolidated condensed balance sheet in payables and other liabilities, was $19 million ($16 million - June 30, 2007).

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

## NOTE D – GUARANTEES

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at March 31, 2008 totaled $1,883 million ($1,414 million - June 30, 2007). Guarantees of $1,131 million that were outstanding at March 31, 2008 ($808 million - June 30, 2007) were not included in loans on IFC's consolidated condensed balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

## NOTE E – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the three and nine months ended March 31, 2008 and 2007 comprise the following (US$ millions):

| | Three months ended March 31, | | Nine months ended March 31, | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Realized capital gains on equity sales | 246 | 173 | 843 | 1,780 |
| Unrealized gains (losses) on equity investments | (63) | - | 142 | - |
| Dividends and profit participations | 84 | 54 | 288 | 260 |
| Income from investments accounted for under the equity method | - | 26 | - | (4) |
| Equity investment impairment write-downs | (60) | (11) | (84) | (32) |
| Custody and other fees | - | - | (2) | (2) |
| Net (losses) gains on equity-related derivatives | 1 | (2) | (4) | (5) |
| **Total income from equity investments** | $ 208 | $ 240 | $ 1,183 | $ 1,997 |

Realized capital gains on equity sales include recoveries and are net of losses on sales of equity investments.

Dividends and profit participations includes $15 million for the three months ended March 31, 2008 ($17 million - three months ended March 31, 2007) and $47 million for the nine months ended March 31, 2008 ($47 million - nine months ended March 31, 2007) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

## NOTE F – NET GAINS (LOSSES) ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains (losses) on other non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2008 and 2007 comprises (US$ millions):

| | Three months ended March 31, | | Nine months ended March 31, | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Unrealized gains on market borrowings | $ 384 | $ - | $ 16 | $ - |
| Unrealized gains (losses) on derivatives associated with market borrowings | (260) | - | 121 | - |
| Unrealized gains (losses) on all other non-trading derivatives | 50 | 23 | 66 | (62) |
| Difference between changes in fair value of derivative instruments designated as a fair value hedge and changes in fair value of hedged items attributable to risks being hedged | - | (16) | - | 30 |
| **Net gains (losses) on other non-trading financial instruments accounted for at fair value** | $ 174 | $ 7 | $ 203 | $ (32) |

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**NOTE G – SEGMENT REPORTING**

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of significant accounting and related policies."

An analysis of the major components of income and expense by business segment for the three and nine months ended March 31, 2008 and 2007 is given below (US$ millions):

| | Three months ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Client services | Treasury services | Total | Client services | Treasury services | Total |
| Interest and financial fees from loans and debt securities | $ 276 | $ - | $ 276 | $ 266 | $ - | $ 266 |
| Income from liquid asset trading activities | - | 116 | 116 | - | 202 | 202 |
| Charges on borrowings | (139) | (63) | (202) | (128) | (73) | (201) |
| Income from equity investments | 208 | - | 208 | 240 | - | 240 |
| Provision for (release of provision for) losses on loans and guarantees | (8) | - | (8) | 22 | - | 22 |
| Service fees | 13 | - | 13 | 9 | - | 9 |
| Administrative expenses | (151) | (2) | (153) | (117) | (3) | (120) |
| Other income (expenses) | 32 | 12 | 44 | 8 | - | 8 |
| **Income before expenditures for advisory services, expenditures for performance-based grants, grants to IDA and net gains (losses) on other non-trading financial instruments accounted for at fair value** | **231** | **63** | **294** | **300** | **126** | **426** |
| Expenditures for advisory services | (17) | - | (17) | (20) | - | (20) |
| Expenditures for performance-based grants | - | - | - | - | - | - |
| Grants to IDA | (500) | - | (500) | (150) | - | (150) |
| Net gains (losses) on other non-trading financial instruments accounted for at fair value | 49 | 125 | 174 | 29 | (22) | 7 |
| **Net income (loss)** | **$ (237)** | **$ 188** | **$ (49)** | **$ 159** | **$ 104** | **$ 263** |

| | Nine months ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | Client services | Treasury services | Total | Client services | Treasury services | Total |
| Interest and financial fees from loans and debt securities | $ 869 | $ - | $ 869 | $ 799 | $ - | $ 799 |
| Income from liquid asset trading activities | - | 604 | 604 | - | 559 | 559 |
| Charges on borrowings | (431) | (191) | (622) | (374) | (227) | (601) |
| Income from equity investments | 1,183 | - | 1,183 | 1,997 | - | 1,997 |
| Provision for (release of provision for) losses on loans and guarantees | (9) | - | (9) | 51 | - | 51 |
| Service fees | 42 | - | 42 | 30 | - | 30 |
| Administrative expenses | (433) | (6) | (439) | (357) | (6) | (363) |
| Other income (expenses) | (1) | 12 | 11 | 22 | - | 22 |
| **Income before expenditures for advisory services, expenditures for performance-based grants, grants to IDA and net gains (losses) on other non-trading financial instruments accounted for at fair value** | **1,220** | **419** | **1,639** | **2,168** | **326** | **2,494** |
| Expenditures for advisory services | (65) | - | (65) | (59) | - | (59) |
| Expenditures for performance-based grants | (1) | - | (1) | - | - | - |
| Grants to IDA | (500) | - | (500) | (150) | - | (150) |
| Net gains (losses) on other non-trading financial instruments accounted for at fair value | 66 | 137 | 203 | (101) | 69 | (32) |
| **Net income** | **$ 720** | **$ 556** | **$ 1,276** | **$ 1,858** | **$ 395** | **$ 2,253** |

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES**

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $580 million for advisory services. IFC had recognized cumulative expenditures of $189 million through June 30, 2007. At June 30, 2007, retained earnings designated for advisory services totaled $391 million. IFC has recorded expenditures for advisory services totaling $17 million in the three months ended March 31, 2008 ($20 million - three months ended March 31, 2007) and $65 million in the nine months ended March 31, 2008 ($59 million - nine months ended March 31, 2007).

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $250 million for performance-based grants. IFC has recognized cumulative expenditures of $35 million through June 30, 2007. At June 30, 2007, retained earnings designated for performance-based grants totaled $215 million. IFC has recorded expenditures for performance-based grants totaling $0 in the three months ended March 31, 2008 ($0 - three months ended March 31, 2007) and $1 million in the nine months ended March 31, 2008 ($0 - nine months ended March 31, 2007).

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $150 million for grants to IDA. IFC recorded a grant to IDA of $150 million in the year ended June 30, 2007. At June 30, 2007, retained earnings designated for grants to IDA totaled $0. On March 18, 2008, IFC and IDA signed an agreement whereby IFC is to provide a grant to IDA in the amount of $500 million for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. Accordingly, IFC has recorded a grant expense in the amount of $500 million in the three months ending March 31, 2008 ($150 million - three months ended March 31, 2007) and $500 million in the nine months ended March 31, 2008 ($150 million - nine months ended March 31, 2007).

On September 27, 2007, IFC's Board of Directors approved the designations of $170 million of IFC's retained earnings for advisory services, $100 million for a Global Infrastructure Project Development Fund, and $100 million for micro equity funds for Small and Medium Enterprise development in IDA countries concluded in the three months ended September 30, 2007, and $500 million for a Private Sector Development Grant program for the IDA15 replenishment to be concluded in the year ending June 30, 2008.

On October 22, 2007, IFC's Board of Governors noted with approval the designations of retained earnings approved by IFC's Board of Directors on September 27, 2007.

Designated retained earnings at March 31, 2008 and June 30, 2007 may be summarized as follows (US$ millions):

| | March 31, 2008 | June 30, 2007 |
|---|---|---|
| Advisory services | $ 496 | $ 391 |
| Performance-based grants | 214 | 215 |
| Global Infrastructure Project Development Fund | 100 | - |
| Micro equity funds for Small and Medium Enterprise development in IDA countries | 100 | - |
| **Total designated retained earnings** | $ 910 | $ 606 |

**NOTE I – PENSION AND OTHER POST RETIREMENT BENEFITS**

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three and nine months ended March 31, 2008 and 2007 (US$ millions):

| | Three months ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | SRP | RSBP | PEBP | SRP | RSBP | PEBP |
| **Benefit cost** | | | | | | |
| Service cost | $ 16 | $ 2 | $ 1 | $ 14 | $ 2 | $ 1 |
| Interest cost | 23 | 3 | 1 | 21 | 2 | * |
| Expected return on plan assets | (42) | (4) | - | (36) | (3) | - |
| Amortization of prior service cost | - | - | - | 1 | * | * |
| Amortization of unrecognized net loss | - | - | - | * | 1 | * |
| **Net periodic pension cost (income)** | $ (3) | $ 1 | $ 2 | $ - | $ 2 | $ 1 |

* Less than $0.5 million

| | Nine months ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | |
| | SRP | RSBP | PEBP | SRP | RSBP | PEBP |
| **Benefit cost** | | | | | | |
| Service cost | $ 48 | $ 6 | $ 3 | $ 44 | $ 6 | $ 3 |
| Interest cost | 69 | 9 | 3 | 64 | 7 | 1 |
| Expected return on plan assets | (126) | (12) | - | (109) | (9) | * |
| Amortization of prior service cost | * | - | * | 1 | * | * |
| Amortization of unrecognized net loss | - | * | * | * | 2 | * |
| **Net periodic pension cost (income)** | $ (9) | $ 3 | $ 6 | $ - | $ 6 | $ 4 |

* Less than $0.5 million

At March 31, 2008, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during fiscal year 2008 remained unchanged from that disclosed in the June 30, 2007 consolidated financial statements: $30 million for the SRP and $8 million for the RSBP.

**NOTE J – CONTINGENCIES**

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

**NOTE K – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS**

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

IFC has identified five VIEs in which IFC is deemed to be the primary beneficiary at March 31, 2008.

Two of the VIEs have been consolidated into IFC's consolidated condensed financial statements as of March 31, 2008. Both consolidated VIEs are in the Collective Investment Vehicles sector in the Latin America and Caribbean region.

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated condensed financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. IFC's net investment in these three entities totals $1 million, virtually all in the primary metals sector in the Asia region. Based on the most recent financial data available, total net assets of the three entities is $6 million.

As a result of the consolidation of the two investments described above, IFC's consolidated condensed balance sheet at March 31, 2008 includes additional assets of $19 million in equity investments ($12 million - June 30, 2007), $0 in receivables and other assets ($3 million - June 30, 2007), and additional liabilities of $4 million in payables and other liabilities ($4 million - June 30, 2007).

Other income during the three months ended March 31, 2008 includes $0 of income from consolidated entities ($3 million - three months ended March 31, 2007) and $6 million during the nine months ended March 31, 2008 ($6 million - nine months ended March 31, 2007). Other expenses during the three months ended March 31, 2008 includes $0 of expenses from consolidated entities ($0 - three months ended March 31, 2007) and $1 million during the nine months ended March 31, 2008 ($0 - nine months ended March 31, 2007).

IFC has identified 39 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at March 31, 2008 (27 - June 30, 2007). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $2,818 million at March 31, 2008 ($1,639 million - June 30, 2007). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $603 million at March 31, 2008 ($367 million - June 30, 2007). The regional and sectoral analysis of IFC's investments in these VIEs at March 31, 2008 is as follows (US$ millions):

| | March 31, 2008 | | | | |
|---|---|---|---|---|---|
| | Loans | Equity investments | Guarantees | Debt securities | Total |
| Latin America and Caribbean | $ 227 | $ 50 | $ - | $ - | $ 277 |
| Europe and Central Asia | 140 | 33 | - | - | 173 |
| Asia | 56 | 37 | - | - | 93 |
| Sub-Saharan Africa | 14 | 12 | 4 | - | 30 |
| Other | 6 | - | - | 16 | 22 |
| Middle East and North Africa | 8 | - | - | - | 8 |
| **Total VIE investments** | $ 451 | $ 132 | $ 4 | $ 16 | $ 603 |

| | March 31, 2008 | | | | |
|---|---|---|---|---|---|
| | Loans | Equity investments | Guarantees | Debt securities | Total |
| Finance and insurance | $ 170 | $ 24 | $ 4 | $ 16 | $ 214 |
| Utilities and oil, gas and mining | 76 | 17 | - | - | 93 |
| Transportation and warehousing | 92 | - | - | - | 92 |
| Collective investment vehicles | - | 71 | - | - | 71 |
| Industrial and consumer products | 65 | 4 | - | - | 69 |
| Other | 29 | 16 | - | - | 45 |
| Agriculture and forestry | 11 | - | - | - | 11 |
| Air transportation | 8 | - | - | - | 8 |
| **Total VIE investments** | $ 451 | $ 132 | $ 4 | $ 16 | $ 603 |

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**NOTE L – THE FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS**

Effective July, 1, 2007, IFC adopted the SFAS No. 157 and SFAS No. 159. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. SFAS No. 159 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption. SFAS No. 157 and SFAS No.159 are to be applied prospectively. The cumulative effect of remeasuring items for which the Fair Value Option has been elected effective July 1, 2007 has been reported as an adjustment to the July 1, 2007 balance of retained earnings.

*The Fair Value Option*

Effective July 1, 2007, IFC elected the Fair Value Option for certain borrowings, investments in equity instruments that would otherwise require equity method accounting, investments in equity investments with more than 20% ownership where IFC does not have significant influence and all other financial interests (loans) in the entities in which IFC has an equity investment that would otherwise require equity method accounting.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were designated as accounting hedges in accordance with SFAS No. 133. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value will mitigate the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply SFAS No. 133's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because earnings volatility is not a concern in those cases.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated condensed balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, SFAS No. 159 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option was also applied to those loans effective July 1, 2007. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

*Fair Value Measurements*

SFAS No. 157 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be *in-exchange*, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

The fair value hierarchy established by SFAS No, 157 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3), Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments, government issues, money market funds and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-back securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 are the majority of equity investments for which IFC has elected the Fair Value Option.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides the carrying amounts immediately before and after applying the Fair Value Option and SFAS No. 157 and the cumulative adjustment to retained earnings and accumulated other comprehensive income as of July 1, 2007 (US $ millions):

| | July 1, 2007 | | |
|---|---|---|---|
| | Carrying amount prior to adoption | Carrying amount after adoption | Net gain (loss) on adoption |
| Loans | $ 11,818 | $ 11,817 | $ (1) |
| Equity investments accounted for at fair value in accordance with the Fair Value Option | 654 | 938 | 284 |
| Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option | | | 2 |
| Borrowings from market sources | (15,817) | (15,667) | 150 |
| **Cumulative effect of adoption of SFAS No. 159 on retained earnings** | | | $ 435 |
| Equity investments accounted for at fair value as available-for-sale | $ 837 | $ 3,762 | $ 2,925 |
| Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option | | | (2) |
| **Cumulative effect of adoption of SFAS No. 157 on accumulated other comprehensive income** | | | $ 2,923 |

The following tables provide information as of March 31, 2008 about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by SFAS No. 157, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

| | At March 31, 2008 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Trading securities | $ 6,192 | $ 5,389 | $ 436 | $ 12,017 |
| Loans (outstanding principal balance $25) | - | - | 24 | 24 |
| Equity investments | 3,850 | - | 1,402 | 5,252 |
| Debt securities | - | - | 1,566 | 1,566 |
| Derivative assets | - | 1,972 | 112 | 2,084 |
| **Total assets at fair value** | $ 10,042 | $ 7,361 | $ 3,540 | $ 20,943 |

| | At March 31, 2008 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Borrowings (outstanding principal balance $20,560*) | $ 7,651 | $ 11,568 | $ - | $ 19,219 |
| Derivative liabilities | - | 1,498 | 15 | 1,513 |
| **Total liabilities at fair value** | $ 7,651 | $ 13,066 | $ 15 | $ 20,732 |

* includes discount notes with principal due at maturity of $1,781 with a fair value of $1,254 as of March 31, 2008

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2008 (US $ millions):

| | Level 3 financial assets and financial liabilities three and nine months ended March 31, 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Trading securities | Loans | Equity investments | Debt securities | Derivative assets | Derivative liabilities |
| Balance as of July 1, 2007 | $ 6,747 | $ 28 | $ 1,824 | $ 733 | $ 60 | $ 3 |
| Total gains (losses) (realized and unrealized) for the six months ended December 31, 2007 in: | | | | | | |
| Net income | (89) | 2 | 173 | 14 | 35 | 9 |
| Other comprehensive income | - | - | 686 | 38 | - | - |
| Purchases, issuances and settlements | (1,499) | (8) | 123 | 687 | - | - |
| Transfers in (out) of Level 3 | 36 | - | (229) | - | - | - |
| **Balance as of December 31, 2007** | 5,195 | $ 22 | $ 2,577 | $ 1,472 | $ 95 | $ 12 |
| Total gains (losses) (realized and unrealized) for the three months ended March 31, 2008 in: | | | | | | |
| Net income (loss) | (18) | 2 | 7 | (15) | 17 | 3 |
| Other comprehensive income (loss) | - | - | (98) | 8 | - | - |
| Purchases, issuances and settlements | (67) | - | (45) | 101 | - | - |
| Transfers in (out) of Level 3 | (4,674) | - | (1,039) | - | - | - |
| **Balance as of March 31, 2008** | $ 436 | $ 24 | $ 1,402 | $ 1,566 | $ 112 | $ 15 |
| For the nine months ended March 31, 2008: | | | | | | |
| Unrealized gains (losses) included in net income | $ 99 | $ (4) | $ 43 | $ - | $ 53 | $ 12 |
| Unrealized gains included in other comprehensive income | $ - | $ - | $ 603 | $ 55 | $ - | $ - |

Gains (losses) realized and unrealized, from trading securities, loans and equity instruments included in net income for the period are reported on the consolidated condensed income statement in income from liquid asset trading activities, interest and financial fees from loans and debt securities and income from equity investments, respectively.

As of March 31, 2008, equity investments, accounted for at cost, less impairment, with a carrying amount of $40 million were written down to their fair value of $30 million pursuant to EITF 03-1 - *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*, resulting in a loss of $10 million, which was included in income from equity investments in the consolidated condensed income statement during the nine months ended March 31, 2008. The amount of the write down is based on a Level 3 measure of fair value.

## NOTE M – RESTATEMENT

Historically, IFC has not bifurcated certain embedded derivatives or accounted for certain derivatives associated with its loans, debt securities and equity investments. These comprise put options, call options, income participation features, prepayments, warrants and loan conversion features. IFC has determined that, in accordance with SFAS No. 133, certain of these should have been accounted for as derivatives, resulting in the recording of derivative assets and liabilities, measured at fair value. This application of SFAS No. 133 resulted in a restatement of previously reported results. This restatement, necessary to correct the historical application, resulted in an increase in net income of $2 million for the three months ended March 31, 2007 and a decrease in net income of $115 million for the nine months ended March 31, 2007 presented in these consolidated condensed financial statements.

IFC has also determined that, in accordance with SFAS No 115, certain loans in the amount of $94 million at June 30, 2007 should have been reclassified as debt securities. IFC has further determined that the carrying value of debt securities should have been decreased by $16 million at June 30, 2007 to reflect fair value at that date. These applications of SFAS No. 115 resulted in a restatement, necessary to correct the historical application, of previously reported other comprehensive income of $34 million and $54 million for the three and nine months ended March 31, 2007 presented in these consolidated condensed financial statements.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarize the effect of the restatement on IFC's consolidated condensed income statement for the three months ended March 31, 2007 presented in these consolidated condensed financial statements (US $ millions):

| | Three months ended March 31, 2007 | | |
|---|---|---|---|
| | As previously reported | Adjustments | As restated |
| **Income Statement:** | | | |
| Other income | | | |
| Foreign currency transaction (losses) gains on non-trading activities | $ 5 | $ (5) | $ - |
| Total other income | 28 | (5) | 23 |
| Other expenses | | | |
| Foreign currency transaction (losses) gains on non-trading activities | - | (2) | (2) |
| Total other expenses | (124) | (2) | (126) |
| Income before expenditures for advisory services, performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value | 433 | (7) | 426 |
| Net gains (losses) on other non-trading financial instruments accounted for at fair value | (2) | 9 | 7 |
| Net income | 261 | 2 | 263 |

The following tables summarize the effect of the restatement on IFC's consolidated condensed income statement and consolidated condensed statement of cash flows for the nine months ended March 31, 2007 presented in these consolidated condensed financial statements (US $ millions):

| | Nine months ended March 31, 2007 | | |
|---|---|---|---|
| | As previously reported | Adjustments | As restated |
| **Income Statement:** | | | |
| Other income | | | |
| Foreign currency transaction (losses) gains on non-trading activities | $ 12 | $ (12) | $ - |
| Total other income | 76 | (12) | 64 |
| Other expenses | | | |
| Foreign currency transaction (losses) gains on non-trading activities | - | 1 | 1 |
| Total other expenses | (376) | 1 | (375) |
| Income before expenditures for advisory services, performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value | 2,505 | (11) | 2,494 |
| Net gains (losses) on other non-trading financial instruments accounted for at fair value | 72 | (104) | (32) |
| Net income | 2,368 | (115) | 2,253 |
| **Statement of Cash Flows:** | | | |
| Loan disbursements | (3,724) | 207 | (3,517) |
| Equity disbursements | (610) | 39 | (571) |
| Investments in debt securities | - | (246) | (246) |
| Loan repayments | 1,795 | (3) | 1,792 |
| Equity redemptions | 1 | - | 1 |
| Debt securities repayments | - | 3 | 3 |
| Net income | 2,368 | (115) | 2,253 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Foreign currency transaction losses (gains) on non-trading activities | (12) | 11 | (1) |
| Net losses (gains) on other non-trading financial instruments accounted for at fair value | (72) | 104 | 32 |
| Change in payables and other liabilities | 1,140 | 40 | 1,180 |
| Change in receivables and other assets | (762) | (40) | (802) |

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following tables summarize the effect of the restatement on IFC's consolidated condensed balance sheet as of June 30, 2007 presented in these consolidated condensed financial statements (US $ millions):

| | As of June 30, 2007 | | |
|---|---|---|---|
| | As previously reported | Adjustments | As restated |
| **Balance Sheet:** | | | |
| Assets | | | |
| Loans | $ 12,744 | $ (94) | $ 12,650 |
| Net loans | 11,912 | (94) | 11,818 |
| Debt securities | 655 | 78 | 733 |
| Total investments | 15,812 | (16) | 15,796 |
| Derivative assets | 1,086 | 65 | 1,151 |
| Total assets | 40,550 | 49 | 40,599 |
| Liabilities | | | |
| Derivative liabilities | 1,123 | 162 | 1,285 |
| Total liabilities | 26,420 | 162 | 26,582 |
| Capital | | | |
| Accumulated other comprehensive income | 436 | 6 | 442 |
| Retained earnings | 11,329 | (119) | 11,210 |
| Total capital | 14,130 | (113) | 14,017 |
| Total liabilities and capital | 40,550 | 49 | 40,599 |

# REPORT OF INDEPENDENT ACCOUNTANTS

**Deloitte.**

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA
Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

## REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Finance Corporation

We have reviewed the accompanying consolidated condensed balance sheet of International Finance Corporation (IFC) as of March 31, 2008, and the related consolidated condensed income statements and the consolidated condensed statements of comprehensive income for the three-month and nine-month periods ended March 31, 2008 and 2007, and the consolidated condensed statement of changes in capital, and of cash flows for the nine-month periods ended March 31, 2008 and 2007. These consolidated condensed interim financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet, including the statement of capital stock and voting power, of IFC as of June 30, 2007, and the related consolidated income statement, consolidated statements of comprehensive income, of changes in capital and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 2, 2007 (February 11, 2008 as to the effect of the restatement discussed in Note X to the consolidated financial statements as of June 30, 2007), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of June 30, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note M to the consolidated condensed interim financial statements, the accompanying consolidated condensed financial statements for March 31, 2007 have been restated.

As discussed in Note L to the consolidated condensed interim financial statements, effective July 1, 2007, IFC adopted SFAS No. 157, "Fair Value Measurement" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115."

Deloitte & Touche LLP

May 14, 2008

# INTERNATIONAL FINANCE CORPORATION

## Reporting to SEC on New and Matured Borrowings

| Quarter by Month | ExternalId | | NotionalAmt | | NotionalUSDAmt | | InterestRate | SettleDate |
|---|---|---|---|---|---|---|---|---|
| 3/31/2008 | | | | | | | | |
| **New Market Borrowings** | | | | | | | | |
| | 08_24YYYYY | AUD | 46,428,571.80 | | 40,515,893.18 | | 3.00 | 27-Nov-07 |
| | 08_29YYYYY | AUD | 20,714,285.88 | | 18,346,643.00 | | 3.00 | 04-Dec-07 |
| | 08_34YYYYY | AUD | 17,142,857.28 | | 14,776,285.83 | | 3.00 | 20-Dec-07 |
| | 08_42YYYYY | AUD | 30,000,000.00 | | 26,428,500.00 | | 5.00 | 29-Jan-08 |
| | 08_47YYYYY | AUD | 15,000,000.12 | | 13,887,750.11 | | 3.00 | 12-Mar-08 |
| | 08_49XXXXX | AUD | 500,000,000.00 | | 463,825,000.00 | | 7.50 | 28-Feb-08 |
| | 08_51YYYYY | AUD | 27,857,143.08 | | 26,148,107.35 | | 3.00 | 17-Mar-08 |
| | 08_54YYYYY | AUD | 15,714,285.84 | | 14,785,571.55 | | 10.00 | 18-Mar-08 |
| | 08_59YYYYY | AUD | 12,142,857.24 | | 10,986,250.09 | | 3.00 | 26-Mar-08 |
| | 08_61XXXXX | AUD | 650,000,000.00 | | 610,122,500.00 | | 6.71 | 17-Mar-08 |
| | | | Sum Of NotionalAmt: | 1,335,000,001.24 | Sum Of NotionalUSDAmt: | 1,239,822,501.11 | | |
| | 08_24XXXXX | JPY | -3,250,000,000.00 | | -30,124,672.51 | | 3.00 | 27-Nov-07 |
| | 08_29XXXXX | JPY | -1,450,000,000.00 | | -13,100,242.51 | | 3.00 | 04-Dec-07 |
| | 08_34XXXXX | JPY | -1,200,000,000.00 | | -10,579,680.00 | | 3.00 | 20-Dec-07 |
| | 08_40XXXXX | JPY | 350,000,000.00 | | 3,216,911.76 | | 10.00 | 15-Jan-08 |
| | 08_46XXXXX | JPY | 2,389,000,000.00 | | 22,132,666.30 | | 0.00 | 22-Feb-08 |
| | 08_48XXXXX | JPY | 1,900,000,000.00 | | 18,447,497.45 | | 3.50 | 06-Mar-08 |
| | 08_52XXXXX | JPY | 600,000,000.00 | | 5,878,318.80 | | 3.50 | 13-Mar-08 |
| | 08_55XXXXX | JPY | 300,000,000.00 | | 2,939,159.40 | | 2.50 | 13-Mar-08 |
| | 08_56XXXXX | JPY | 1,827,000,000.00 | | 17,738,725.18 | | 0.00 | 06-Mar-08 |
| | 08_58XXXXX | JPY | 300,000,000.00 | | 2,984,183.83 | | 2.69 | 27-Mar-08 |
| | 08_63XXXXX | JPY | 799,000,000.00 | | 8,041,060.74 | | 0.00 | 25-Mar-08 |
| | | | Sum Of NotionalAmt: | 2,565,000,000.00 | Sum Of NotionalUSDAmt: | 27,573,928.44 | | |
| | 08_43XXXXX | NZD | 12,550,000.00 | | 10,156,715.00 | | 7.00 | 28-Feb-08 |
| | | | Sum Of NotionalAmt: | 12,550,000.00 | Sum Of NotionalUSDAmt: | 10,156,715.00 | | |
| | 08_44XXXXX | TRY | 85,000,000.00 | | 73,055,436.18 | | 2.00 | 05-Feb-08 |
| | 08_50XXXXX | TRY | 6,000,000.00 | | 4,892,966.36 | | 13.67 | 05-Mar-08 |
| | | | Sum Of NotionalAmt: | 91,000,000.00 | Sum Of NotionalUSDAmt: | 77,948,402.54 | | |
| | 08_41XXXXX | USD | 100,000,000.00 | | 100,000,000.00 | | 3.34 | 15-Jan-08 |
| | 08_57XXXXX | USD | 8,720,000.00 | | 8,720,000.00 | | 0.00 | 06-Mar-08 |
| | 08_60XXXXX | USD | 4,000,000.00 | | 4,000,000.00 | | 2.00 | 17-Mar-08 |
| | | | Sum Of NotionalAmt: | 112,720,000.00 | Sum Of NotionalUSDAmt: | 112,720,000.00 | | |
| | 08_39XXXXX | ZAR | 329,500,000.00 | | 45,557,615.67 | | 9.94 | 24-Jan-08 |
| | 08_45XXXXX | ZAR | 150,000,000.00 | | 19,081,542.00 | | 9.48 | 06-Mar-08 |
| | 08_53XXXXX | ZAR | 110,000,000.00 | | 13,656,113.90 | | 9.54 | 27-Mar-08 |
| | | | Sum Of NotionalAmt: | 589,500,000.00 | Sum Of NotionalUSDAmt: | 78,295,271.57 | | |
| | | | | | Sum Of NotionalUSDAmt1: | 1,546,516,818.66 | | |
| **Matured Market Borrowings** | | | | | | | | |
| | 02_99_BIXX | JPY | 1,600,000,000.00 | | 16,102,249.28 | | 0.00 | 25-Mar-08 |
| | 03_114_BIX | JPY | 1,200,000,000.00 | | 12,076,686.96 | | 0.00 | 25-Mar-08 |
| | 03_120_BIX | JPY | 1,400,000,000.00 | | 12,915,724.90 | | 0.00 | 07-Jan-08 |
| | 06_15_BIXX | JPY | 500,000,000.00 | | 4,563,917.67 | | 0.00 | 10-Jan-08 |
| | | | Sum Of NotionalAmt: | 4,700,000,000.00 | Sum Of NotionalUSDAmt: | 45,658,578.81 | | |
| | | | | | Sum Of NotionalUSDAmt1: | 45,658,578.81 | | |
| **Matured IBRD Borrowings** | | | | | | | | |
| | 003785_03X | USD | 1,190,476.00 | | 1,190,476.00 | | 8.00 | 03-Mar-08 |
| | 004210_06X | USD | 222,000.00 | | 222,000.00 | | 5.58 | 15-Jan-08 |
| | | | Sum Of NotionalAmt: | 1,412,476.00 | Sum Of NotionalUSDAmt: | 1,412,476.00 | | |
| | | | | | Sum Of NotionalUSDAmt1: | 1,412,476.00 | | |

## Quarter by Month

**12/31/2007**

### New Market Borrowings

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 08_24XXXXX | JPY | 3,250,000,000 00 | | 30,124,672.51 | | 3.00 | 27-Nov-07 |
| 08_29XXXXX | JPY | 1,450,000,000 00 | | 13,100,242 51 | | 3 00 | 04-Dec-07 |
| 08_30XXXXX | AUD | 82,000,000 00 | | 71,852,500 00 | | 6.66 | 29-Nov-07 |
| 08_34XXXXX | JPY | 1,200,000,000 00 | | 10,579,680 00 | | 3.00 | 20-Dec-07 |
| 08_35XXXXX | AUD | 117,000,000 00 | | 100,848,150 00 | | 6 25 | 20-Dec-07 |
| | | Sum Of NotionalAmt: | 6,099,000,000 00 | Sum Of NotionalUSDAmt: | 226,505,245 02 | | |
| 08_23XXXXX | BRL | 200,000,000 00 | | 111,482,720 18 | | 11.96 | 30-Oct-07 |
| | | Sum Of NotionalAmt: | 200,000,000 00 | Sum Of NotionalUSDAmt: | 111,482,720 18 | | |
| 08_20XXXXX | CAD | 500,000,000 00 | | 515,889,393 31 | | 4.70 | 25-Oct-07 |
| | | Sum Of NotionalAmt: | 500,000,000.00 | Sum Of NotionalUSDAmt: | 515,889,393.31 | | |
| 08_25XXXXX | JPY | 300,000,000 00 | | 2,719,115 38 | | 5.20 | 20-Nov-07 |
| 08_27XXXXX | JPY | 2,900,000,000 00 | | 26,374,425.90 | | 20 00 | 03-Dec-07 |
| 08_28XXXXX | JPY | 500,000,000 00 | | 4,600,450 84 | | 4 00 | 26-Nov-07 |
| 08_31XXXXX | JPY | 2,100,000,000.00 | | 18,830,703 01 | | 3.00 | 11-Dec-07 |
| 08_32XXXXX | JPY | 2,000,000,000 00 | | 18,115,121.60 | | 0.10 | 05-Dec-07 |
| | | Sum Of NotionalAmt: | 7,800,000,000 00 | Sum Of NotionalUSDAmt: | 70,639,816.73 | | |
| 08_37XXXXX | NZD | 55,000,000 00 | | 41,585,500.00 | | 7.51 | 20-Dec-07 |
| | | Sum Of NotionalAmt: | 55,000,000 00 | Sum Of NotionalUSDAmt: | 41,585,500 00 | | |
| 08_22XXXXX | USD | 500,000,000.00 | | 500,000,000.00 | | 4.13 | 31-Oct-07 |
| | | Sum Of NotionalAmt: | 500,000,000.00 | Sum Of NotionalUSDAmt: | 500,000,000 00 | | |
| 08_19XXXXX | ZAR | 30,000,000 00 | | 4,427,717.40 | | 9.06 | 25-Oct-07 |
| 08_21XXXXX | ZAR | 40,000,000 00 | | 6,148,076.40 | | 9.06 | 08-Nov-07 |
| 08_26XXXXX | ZAR | 80,000,000 00 | | 11,432,654.40 | | 9.12 | 29-Nov-07 |
| 08_33XXXXX | ZAR | 80,000,000 00 | | 11,564,036 00 | | 9 30 | 20-Dec-07 |
| 08_36XXXXX | ZAR | 340,000,000 00 | | 49,147,153.00 | | 9.84 | 20-Dec-07 |
| 08_38XXXXX | ZAR | 1,500,000,000.00 | | 220,018,770 00 | | 11.00 | 18-Dec-07 |
| | | Sum Of NotionalAmt: | 2,070,000,000.00 | Sum Of NotionalUSDAmt: | 302,738,407.20 | | |
| | | | | Sum Of NotionalUSDAmt1: | 1,768,841,082.44 | | |

### Matured Market Borrowings

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 03_94XXXXX | AUD | 145,000,000.00 | | 129,245,750 00 | | 4.78 | 22-Oct-07 |
| | | Sum Of NotionalAmt: | 145,000,000 00 | Sum Of NotionalUSDAmt: | 129,245,750 00 | | |
| 03_95XXXXX | EUR | 10,000,000.00 | | 14,263,000 00 | | 3 20 | 22-Oct-07 |
| 98_13XXXXX | EUR | 18,298,067.93 | | 26,878,031.98 | | 8.05 | 17-Dec-07 |
| | | Sum Of NotionalAmt: | 28,298,067.93 | Sum Of NotionalUSDAmt: | 41,141,031.98 | | |
| 02_51_B1XX | JPY | 1,300,000,000 00 | | 11,037,059 05 | | 0.00 | 17-Oct-07 |
| 03_107_B1X | JPY | 2,000,000,000 00 | | 17,283,843.93 | | 0.00 | 05-Nov-07 |
| 03_115_B1X | JPY | 1,500,000,000.00 | | 13,395,846 09 | | 0 00 | 13-Dec-07 |
| 04_72_B1XX | JPY | 1,200,000,000.00 | | 10,837,171.50 | | 0.00 | 19-Nov-07 |
| 04_76_B1XX | JPY | 1,000,000,000.00 | | 9,078,529 28 | | 0.00 | 21-Nov-07 |
| 05_16_B1XX | JPY | 1,000,000,000.00 | | 9,094,629 62 | | 0 00 | 03-Dec-07 |
| 98_08XXXXX | JPY | 2,600,000,000 00 | | 23,480,538.25 | | 0.00 | 19-Nov-07 |
| 98_11XXXXX | JPY | 2,000,000,000 00 | | 18,115,121.60 | | 1.00 | 05-Dec-07 |
| | | Sum Of NotionalAmt: | 12,600,000,000 00 | Sum Of NotionalUSDAmt: | 112,322,739.32 | | |
| 05_22XXXXX | MYR | 500,000,000 00 | | 150,852,315.58 | | 2.88 | 13-Dec-07 |
| | | Sum Of NotionalAmt: | 500,000,000.00 | Sum Of NotionalUSDAmt: | 150,852,315.58 | | |
| 03_93XXXXX | USD | 10,000,000 00 | | 10,000,000 00 | | 2.63 | 22-Oct-07 |
| 04_81_B1XX | USD | 9,100,000 00 | | 9,100,000 00 | | 0.00 | 17-Dec-07 |
| 05_20XXXXX | USD | 50,000,000 00 | | 50,000,000.00 | | 3.00 | 23-Nov-07 |
| 98_10XXXXX | USD | 0 00 | | 0 00 | | 6.90 | 19-Nov-07 |
| | | Sum Of NotionalAmt: | 69,100,000 00 | Sum Of NotionalUSDAmt | 69,100,000 00 | | |
| 98_06_B1XX | ZAR | 525,000,000 00 | | 78,651,683.25 | | 0.00 | 26-Oct-07 |
| 98_06_B2XX | ZAR | 610,000,000 00 | | 88,216,577.40 | | 0.00 | 21-Dec-07 |
| | | Sum Of NotionalAmt: | 1,135,000,000 00 | Sum Of NotionalUSDAmt | 166,868,260 65 | | |
| | | | | Sum Of NotionalUSDAmt1: | 669,530,097.53 | | |

### Matured IBRD Borrowings

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 003638_04X | USD | 4,000,000 00 | | 4,000,000 00 | | 5.37 | 15-Nov-07 |
| 003638_05X | USD | 1,333,339.00 | | 1,333,339 00 | | 5.79 | 15-Nov-07 |
| | | Sum Of NotionalAmt: | 5,333,339.00 | Sum Of NotionalUSDAmt: | 5,333,339.00 | | |
| | | | | Sum Of NotionalUSDAmt1: | 5,333,339.00 | | |

## Quarter by Month

9/30/2007

### New Market Borrowings

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 08_11XXXXX | AUD | 12,000,000.00 | | 9,874,200.00 | | 6.07 | 12-Sep-07 |
| 08_16XXXXX | AUD | 78,000,000.00 | | 64,498,200.00 | | 6.15 | 13-Sep-07 |
| | | Sum Of NotionalAmt: | 90,000,000.00 | Sum Of NotionalUSDAmt: | 74,372,400.00 | | |
| 08_14XXXXX | EUR | 5,000,000.00 | | 6,911,750.00 | | 3.68 | 13-Sep-07 |
| | | Sum Of NotionalAmt: | 5,000,000.00 | Sum Of NotionalUSDAmt: | 6,911,750.00 | | |
| 08_07XXXXX | JPY | 500,000,000.00 | | 4,372,731.65 | | 4.00 | 20-Aug-07 |
| 08_08XXXXX | JPY | 500,000,000.00 | | 4,292,029.70 | | 5.00 | 04-Sep-07 |
| 08_13XXXXX | JPY | 500,000,000.00 | | 4,369,674.46 | | 5.00 | 27-Sep-07 |
| | | Sum Of NotionalAmt: | 1,500,000,000.00 | Sum Of NotionalUSDAmt: | 13,034,435.81 | | |
| 08_09_R1XX | NZD | 200,000,000.00 | | 139,640,000.00 | | 7.75 | 23-Aug-07 |
| 08_09XXXXX | NZD | 300,000,000.00 | | 209,460,000.00 | | 7.75 | 23-Aug-07 |
| 08_12XXXXX | NZD | 88,000,000.00 | | 61,050,000.00 | | 7.12 | 12-Sep-07 |
| | | Sum Of NotionalAmt: | 588,000,000.00 | Sum Of NotionalUSDAmt | 410,150,000.00 | | |
| 08_18XXXXX | TRY | 80,000,000.00 | | 64,683,053.04 | | 2.00 | 27-Sep-07 |
| | | Sum Of NotionalAmt: | 80,000,000.00 | Sum Of NotionalUSDAmt: | 64,683,053.04 | | |
| 08_02XXXXX | USD | 14,285,714.30 | | 14,285,714.30 | | 10.10 | 25-Jul-07 |
| 08_03XXXXX | USD | 6,666,666.65 | | 6,666,666.65 | | 9.08 | 30-Jul-07 |
| 08_06XXXXX | USD | 212,290,000.00 | | 212,290,000.00 | | 0.00 | 09-Aug-07 |
| 08_10XXXXX | USD | 78,000,000.00 | | 78,000,000.00 | | 3.50 | 18-Sep-07 |
| 08_15XXXXX | USD | 24,000,000.00 | | 24,000,000.00 | | 4.08 | 13-Sep-07 |
| | | Sum Of NotionalAmt: | 335,242,380.95 | Sum Of NotionalUSDAmt | 335,242,380.95 | | |
| 08_01XXXXX | ZAR | 80,000,000.00 | | 11,531,116.00 | | 9.06 | 30-Jul-07 |
| 08_04XXXXX | ZAR | 80,000,000.00 | | 10,680,908.00 | | 9.24 | 20-Aug-07 |
| 08_05XXXXX | ZAR | 60,000,000.00 | | 8,295,886.80 | | 9.40 | 16-Aug-07 |
| 08_17XXXXX | ZAR | 20,000,000.00 | | 2,850,220.80 | | 9.70 | 27-Sep-07 |
| | | Sum Of NotionalAmt: | 240,000,000.00 | Sum Of NotionalUSDAmt: | 33,358,131.60 | | |
| | | | | Sum Of NotionalUSDAmt1: | 937,752,151.40 | | |

### Matured Market Borrowings

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 01_34XXXXX | HKD | 1,000,000,000.00 | | 127,830,649.95 | | 7.70 | 15-Aug-07 |
| | | Sum Of NotionalAmt: | 1,000,000,000.00 | Sum Of NotionalUSDAmt: | 127,830,649.95 | | |
| 02_14_B1XX | JPY | 1,100,000,000.00 | | 9,106,337.18 | | 0.00 | 26-Jul-07 |
| 02_15_B1XX | JPY | 1,100,000,000.00 | | 8,988,396.80 | | 0.00 | 17-Jul-07 |
| 02_16_B1XX | JPY | 1,000,000,000.00 | | 8,247,762.79 | | 0.00 | 25-Jul-07 |
| 02_33_B1XX | JPY | 1,000,000,000.00 | | 8,628,127.70 | | 0.00 | 28-Aug-07 |
| 02_40_B1XX | JPY | 1,400,000,000.00 | | 12,017,683.16 | | 0.00 | 04-Sep-07 |
| 03_74_B1XX | JPY | 1,000,000,000.00 | | 8,654,636.72 | | 0.00 | 25-Sep-07 |
| 04_104_B1X | JPY | 1,000,000,000.00 | | 8,171,269.82 | | 0.00 | 17-Jul-07 |
| 04_30_B1XX | JPY | 1,100,000,000.00 | | 9,330,336.32 | | 0.00 | 15-Aug-07 |
| 05_03_B1XX | JPY | 1,000,000,000.00 | | 8,171,269.82 | | 0.00 | 17-Jul-07 |
| 05_08_B1XX | JPY | 1,100,000,000.00 | | 9,688,642.27 | | 0.00 | 13-Sep-07 |
| 06_32_B1XX | JPY | 500,000,000.00 | | 4,311,831.67 | | 3.37 | 05-Sep-07 |
| | | Sum Of NotionalAmt: | 11,300,000,000.00 | Sum Of NotionalUSDAmt: | 95,316,294.25 | | |
| 02_35XXXXX | USD | 250,000,000.00 | | 250,000,000.00 | | 5.38 | 30-Aug-07 |
| 03_73_B1XX | USD | 54,545,454.60 | | 54,545,454.60 | | 4.13 | 11-Sep-07 |
| | | Sum Of NotionalAmt: | 304,545,454.60 | Sum Of NotionalUSDAmt: | 304,545,454.60 | | |
| | | | | Sum Of NotionalUSDAmt1: | 527,692,398.80 | | |

### Matured IBRD Borrowings

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 003785_03X | USD | 1,190,476.00 | | 1,190,476.00 | | 8.00 | 04-Sep-07 |
| 004210_04X | USD | 312,500.00 | | 312,500.00 | | 5.58 | 02-Jul-07 |
| 004210_06X | USD | 222,000.00 | | 222,000.00 | | 5.58 | 16-Jul-07 |
| | | Sum Of NotionalAmt: | 1,724,976.00 | Sum Of NotionalUSDAmt: | 1,724,976.00 | | |
| | | | | Sum Of NotionalUSDAmt1: | 1,724,976.00 | | |

END